EXHIBIT 99.1
Commission File Number 001-31914
CHINA LIFE INSURANCE COMPANY LIMITED
(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(the “Company”)
(Stock Code: 2628)
ANNOUNCEMENT OF UNAUDITIED INTERIM RESULTS FOR THE SIX MONTHS
ENDED 30 JUNE 2011
CHAIRMAN’S STATEMENT
The first half of 2011 witnessed new challenges for the global economic recovery. The complexity of macro-economic situation of China and the changes of corresponding measures and policies also brought more uncertainties to the insurance industry, and the growth of life insurance business was under pressure. In the face of the complex economic environment and increasingly harsh market condition, the Company adhered to the development strategies of “transforming growth model, speeding up development, intensifying reforms, building solid foundation and conducting operations in compliance with laws”, and coped with difficulties positively. As a result, the Company maintained a steady growth in premiums and solidified its market position.
During the Reporting Period, the Company’s total revenues reached RMB227,466 million, a 5.6% increase year-on-year. As at the end of the Reporting Period, the Company’s total assets reached RMB1,546,891 million, a 9.7% increase from the end of 2010. The Company’s embedded value was RMB296,493 million. In the first half of 2011, the Company had a market share1 of approximately 34.8%. Meanwhile, being affected simultaneously by various internal and external factors, during the Reporting Period, net profit attributable to equity holders of the Company was RMB12,964 million, a 28.1% decrease year-on-year, and earnings per share (basic and diluted) were RMB0.46, a 28.1% decrease year-on-year. Due to factors such as the fluctuation in capital market, the distribution of previous year’s cash dividends to equity holders and the business development of the Company, the Company’s solvency ratio decreased from 211.99% as at the end of 2010 to 164.21%.

[1]	Calculated according to the premium data of life insurance companies released by China Insurance Regulatory Commission for the first half of 2011.

Commission File Number 001-31914
Review of the First Half of 2011
The Company strived to analyze the development trend of the life insurance market, grasped the market rhythm and achieved steady business growth. During the Reporting Period, the Company’s net premiums earned reached RMB194,849 million, a 6.1% increase year-on-year. Compared to the corresponding period in 2010, first year premiums decreased by 1.0%, first-year regular premiums increased by 10.8%, first-year regular premiums with 10 years or longer payment duration increased by 26.2%, and renewal premiums increased by 17.1%. The percentage of first-year regular premiums in first year premiums increased to 31.11% in the first half of 2011 from 27.82% in the corresponding period in 2010. The percentage of first-year regular premiums with 10 years or longer payment duration in first-year regular premiums increased to 30.85% in the first half of 2011 from 27.09% in the corresponding period in 2010. The percentage of accident insurance premiums in short-term insurance premiums increased to 57.53% in the first half of 2011 from 53.28% in the corresponding period in 2010. The percentage of renewal premiums in gross written premiums increased to 43.17% in the first half of 2011 from 39.23% in the corresponding period in 2010. New business value for the 6 months to 30 June 2011 reached RMB12,186 million, a 5.5% increase year-on-year. As at 30 June 2011, the number of in-force policies increased by 4.7% from the end of 2010, and the Policy Persistency Rate (14 months and 26 months)2 reached 92.54% and 87.00%, respectively. Surrender Rate3 was 1.47%, a 0.17 percentage point increase from the corresponding period in 2010.
The Company actively responded to changes in the capital markets, optimized its investment portfolio, moderately increased allocation to negotiated deposits and long-term bonds and conducted equity investment with flexibility, thereby achieving satisfactory investment results. As at the end of the Reporting Period, the Company’s investment assets reached RMB1,454,453 million, a 8.8% increase from the end of 2010. The proportion of debt securities decreased from 45.51% as at the end of 2010 to 43.22%, while the proportion of equity securities decreased from 14.66% as at the end of 2010 to 13.38%. The proportion of term deposits increased from 33.05% as at the end of 2010 to 34.32%. During the Reporting Period, the Company’s gross investment yield was 4.50%4. In addition, the Company actively developed its capabilities in new investment channels and proactively sought for investment opportunities, and became the first to complete the filings relating to equity investment capability in the insurance industry.
The exclusive individual agent channel kept on improving its infrastructure and professional management level, continued to build a solid foundation for its sales team, made great effort in improving the structure of its sales team, took the initiative to eliminate unproductive individual agents and enhanced the quality and sales capability of the sales team as a whole. The bancassurance channel has actively responded to the macro- economic control and changes of industry regulatory policies, strengthened its efforts in product

[2]
The Persistency Rate for long-term individual policy is an important operating performance indicator for life insurance companies. It measures the ratio of in-force policies in a pool of policies after a certain period of time. It refers to the proportion of policies that are still effective during the designated month in the pool of policies whose issue date was 14 or 26 months ago.

[3]
The Surrender Rate = current surrender payment/(reserve of life insurance and long-term health insurance at the beginning of the period + current premium of life insurance and long-term health insurance).

[4]
Gross investment yield ={[(Investment income + Net realised gains/(losses) on financial assets + Net fair value gains/ (losses) through income - Business tax and extra charges for investment)/((Investment assets at the beginning of the period + Investment assets at the end of the period)/2)]/181}×365

Commission File Number 001-31914
innovation, enhanced channel cooperation and improved supports and services, thus maintaining a steady growth in the total premiums. The group insurance channel achieved a rapid growth in short-term accident insurance business and the proportion of the premiums increased gradually, and made a breakthrough in micro-credit insurance business. As at the end of the Reporting Period, the Company had approximately 662,000 exclusive individual agents and 14,900 direct sales representatives. The number of intermediary bancassurance outlets was 96,000, with 44,000 sales representatives in total.
The Company enhanced the efficiency of its business processing operations steadily by further optimizing its business management practices based on the centralized management at the provincial level. The Company improved its IT service, so as to provide strong back-up support and service guarantee to all sales channels. The Company also actively explored and promoted its telephone and on- line sales businesses.
China Life was a global insurance partner of the 2011 Xi’an International Horticultural Exposition. The Company successfully launched China Life Week and China Life Customer Day activities under the theme of “Hand in Hand with China Life, Making a Green and Energetic China”, and made great efforts to improve the quality of its customer service.
The Company actively carried out the benchmarking implementation and the internal control evaluation based on the “Implementation Manual for Internal Control Standards”, and improved the hierarchical and classified risk early-warning mechanism. In view of various hidden risks, the Company performed timely inspection activities such as special audits and supervisions, and seriously strengthened the rectification activities. The Company initiated the process of monitoring the sales risk of its branches and the credit assessment for its insurance agents.
CORPORATE GOVERNANCE
On 3 June 2011, Mr. Yang Chao tendered his resignation as the Chairman and executive director of the Company due to age. I was appointed as an executive director of the Company at the 2010 Annual General Meeting on the same day. At the thirteenth meeting of the third session of the Board of Directors of the Company, I was elected as the Chairman of the Company. Mr. Yang Chao was diligent and responsible during his term as the Chairman and executive director of the Company. He exerted himself to advance the establishment of the Company as a first-class international life insurance company, and gained praises from capital markets and the general public. The Board would like to express their gratitude to Mr. Yang Chao for his hard work and distinguished contribution to the Company.
CORPORATE SOCIAL RESPONSIBILITY
In addition to fulfilling responsibilities according to its insurance policies, the Company actively undertook its corporate social responsibilities. During the Reporting Period, the total amount of insurance benefits and claims reached RMB45.9 billion. The Company made great efforts to develop its rural micro-insurance business, the geographical coverage of which has been expanded to 24 provinces and municipalities, and the total number of people covered by micro-insurance products has reached 11.68 million. The New Village Cooperative Medical Insurance Scheme covered 14 provinces, 25 municipalities and 72 counties. The Basic Medical Insurance Program for Urban and Township Residents has been expanded to 11 provinces, 18 municipalities and 40 counties, covering more than 23.52 million residents.

Commission File Number 001-31914
The Company is actively involved in public welfare and charity work. While continuing to provide support for Wenchuan earthquake orphans through the China Life Foundation, the Company also provides monthly subsidies of RMB600 per person for 459 Yushu earthquake orphans and Zhouqu mudslide orphans. The total amount of sponsorship paid by the Company to the Civil Affairs Bureau of Qinghai Province and Zhouqu County of Gansu Province reached RMB5,577,000. The Company continued to promote the “China Life Orphan Support Plan”. Through the scheme under which one- on-one assistance is provided to orphans by China Life volunteers, supporting works for documentary of “Recording my family” for Wenchuan earthquake orphans, and the third session of “China Life Summer Camp”, the Company provided orphans from the Wenchuan, Yushu and Zhouqu disasters with long-term, continuous physical and spiritual support. The Company donated RMB1 million to Yunnan Zhaotong Charity Society and jointly initiated China Life Zhaotong Relief Fund which is aimed to help those who have sustained injuries in the course of acting heroically or suffered from serious diseases with great financial difficulties. The Company donated RMB1 million to “China Women’s Development Foundation-Special Fund for the Health of Chinese Women”, in order to provide women in impoverished areas with “Screening for Two Gynecological Cancers” and protection against serious diseases. At the 2010 Annual General Meeting, a resolution was passed which permits the Company to make continuous donations to the China Life Foundation.
OUTLOOK
In the second half of 2011, the Company will adapt to the changes of macro-economic situation and market environment. With the focus on the transformation of its growth models, the Company will strive to maintain a steady growth in the business volume and promote the cooperation between various channels so as to increase its business value. The Company will strengthen the allocation and management of assets and liabilities and take advantage of the development trend and any possible opportunities to increase its investment yield. It will also persist in the reform and innovation for the purpose of enhancing its professional management level. The Company will continue to operate its business in compliance with laws, improve its internal control management system and take strict precautions against operational risks. In addition, the Company will optimize its policy system, enhance the vitality of its local branches, solidify the foundation for its future development and strive to complete all assignments and tasks for the year, thus creating a good start for the “12th Five-Year Plan”.
I am honored to be appointed as the Chairman of the Board at the Annual General Meeting and the Board meeting and I am deeply mindful of the great responsibilities I will undertake. I would like to take this opportunity to express my sincere gratitude for the understanding, trust and support that have been given to the Company by all the shareholders, customers and the general public. We will continue to pursue a scientific development path with China Life’s distinct characteristics, and advance towards our goal of developing into a leading international life insurance company. We are greatly committed to offering excellent service to our customers and long-term, stable return to our shareholders by working concertedly and industriously, and continuing to build up the Company’s image as a reliable and responsible corporate citizen.

Commission File Number 001-31914
MANAGEMENT DISCUSSION AND ANALYSIS5
I.	Analysis of Major Items of Consolidated Statement of Comprehensive Income
1.	Total Revenues

	RMB million
	January to	January to
	June 2011	June 2010	Change

Net premiums earned	194,849	183,589	6.1%
Individual life insurance business	186,846	175,504	6.5%
Group life insurance business	298	281	6.0%
Short-term insurance business	7,705	7,804	-1.3%
Investment income	30,309	24,715	22.6%
Net realised gains on financial assets	601	6,266	-90.4%
Net fair value gains/(losses) through income	405	(369)	not applicable
Other income	1,302	1,190	9.4%

Total	227,466	215,391	5.6%

Net Premiums Earned
(1)	Individual Life Insurance Business

During the Reporting Period, net premiums earned from individual life insurance business increased by 6.5% year-on-year. This was primarily due to an increase in the first-year regular premiums and renewal premiums.

[5]	Financial results of the Reporting Period are unaudited.

Commission File Number 001-31914
(2)	Group Life Insurance Business

During the Reporting Period, net premiums earned from group life insurance business increased by 6.0% year-on-year. This was primarily due to an increase in premiums from group term life insurance products.

(3)	Short-term Insurance Business

During the Reporting Period, net premiums earned from short-term insurance business decreased by 1.3% year-on-year. This was primarily due to an increase in the unearned premium reserves of short-term insurance business.

Gross written premiums categorized by business:

	RMB million
	January to	January to
	June 2011	June 2010	Change

Individual Life Insurance Business	186,858	175,520	6.5%
First-year business	102,472	103,486	-1.0%
Single	70,498	74,624	-5.5%
First-year regular	31,974	28,862	10.8%
Renewal business	84,386	72,034	17.1%
Group Life Insurance Business	299	283	5.7%
First-year business	298	279	6.8%
Single	297	278	6.8%
First-year regular	1	1	—
Renewal business	1	4	-75.0%
Short-term Insurance Business	8,333	7,811	6.7%
Short-term accident insurance business	4,794	4,162	15.2%
Short-term health insurance business	3,539	3,649	-3.0%

Total	195,490	183,614	6.5%

Commission File Number 001-31914
Gross written premiums categorized by channel:

	RMB million
	January to	January to
	June 2011	June 2010	Change

Individual Life Insurance Channel	92,012	83,644	10.0%
First-year business of long-term insurance	22,787	18,727	21.7%
Single	180	261	-31.0%
First-year regular	22,607	18,466	22.4%
Renewal business	69,164	64,878	6.6%
Short-term insurance business	61	39	56.4%
Group Life Insurance Channel	9,057	8,759	3.4%
First-year business of long-term insurance	784	983	-20.2%
Single	783	982	-20.3%
First-year regular	1	1	—
Renewal business	1	4	-75.0%
Short-term insurance business	8,272	7,772	6.4%
Bancassurance Channel	94,421	91,211	3.5%
First-year business of long-term insurance	79,199	84,055	-5.8%
Single	69,832	73,659	-5.2%
First-year regular	9,367	10,396	-9.9%
Renewal business	15,222	7,156	112.7%
Short-term insurance business	—	—	—

Total	195,490	183,614	6.5%

Investment Income

	RMB million
	January to	January to
	June 2011	June 2010	Change

Investment income from securities at fair value through income	201	62	224.2%
Investment income from available-for-sale securities	12,066	11,324	6.6%
Investment income from held-to-maturity securities	5,303	5,184	2.3%
Investment income from term deposits	11,573	7,375	56.9%
Investment income from loans	1,120	696	60.9%
Other investment income	46	74	-37.8%

Total	30,309	24,715	22.6%

Commission File Number 001-31914
(1)	Investment Income from Securities at Fair Value through Income

During the Reporting Period, investment income from securities at fair value through income increased by 224.2% year-on-year. This was primarily due to an increase in the volume of securities at fair value through income and interest income from debt securities at fair value through income.

(2)	Investment Income from Available-for-Sale Securities

During the Reporting Period, investment income from available-for-sale securities increased by 6.6% year-on-year. This was primarily due to an increase in interest income from available-for-sale debt securities resulting from the increase of interest rate.

(3)	Investment Income from Held-to-Maturity Securities

During the Reporting Period, investment income from held-to-maturity securities increased by 2.3% year-on-year. This was primarily due to an increase in interest income from held- to-maturity debt securities resulting from the increase of interest rate.

(4)	Investment Income from Term Deposits

During the Reporting Period, investment income from term deposits increased by 56.9% year-on-year. This was primarily due to the increased volume of deposits and an increase in the floating interest rates of deposits.

(5)	Investment Income from Loans

During the Reporting Period, investment income from loans increased by 60.9% year-on- year. This was primarily due to the increased volume of policy loans and debt investment plan.
Net Realised Gains on Financial Assets
During the Reporting Period, net realised gains on financial assets decreased by 90.4% year-on- year. This was primarily due to a decrease in income from the buy-sale price differential and an increase in the investment assets meeting the impairment losses recognition standard resulting from the fluctuation in the capital markets.
Net Fair Value Gains/(Losses) through Income
During the Reporting Period, the increase of net fair value gains/(losses) through income was primarily due to an increase in unrealized profits and income from the buy-sale price differential in trading of securities at fair value through income.

Commission File Number 001-31914
Other Income

During the Reporting Period, other income increased by 9.4% year-on-year. This was primarily due to an increase in income from commission fees income earned from China Life Property and Casualty Insurance Company Limited.

2.	Benefits, Claims and Expenses

	RMB million
	January to	January to
	June 2011	June 2010	Change

Insurance benefits and claims	180,406	163,315	10.5%
Individual life insurance business	176,242	158,760	11.0%
Group life insurance business	252	265	-4.9%
Short-term insurance business	3,912	4,290	-8.8%
Investment contract benefits	965	1,062	-9.1%
Policyholder dividends resulting from participation in profits	5,764	6,195	-7.0%
Underwriting and policy acquisition costs	15,343	13,962	9.9%
Administrative expenses	9,030	8,405	7.4%
Other operating expenses	1,843	1,580	16.6%
Statutory insurance fund contribution	357	339	5.3%

Total	213,708	194,858	9.7%

Insurance Benefits and Claims
(1)	Individual Life Insurance Business
During the Reporting Period, insurance benefits and claims attributable to individual life insurance business increased by 11.0% year-on-year. This was primarily due to an increase in maturity benefits.
(2)	Group Life Insurance Business
During the Reporting Period, insurance benefits and claims attributable to group life insurance business decreased by 4.9% year-on-year, maintaining a stable status.

Commission File Number 001-31914
(3)	Short-term Insurance Business
During the Reporting Period, insurance benefits and claims attributable to short-term insurance business decreased by 8.8% year-on-year. This was primarily due to the optimization of short-term insurance business structure and the enhancement of business quality control.
Investment Contract Benefits
During the Reporting Period, investment contract benefits decreased by 9.1% year-on-year. This was primarily due to a decrease in the payment of interests.
Policyholder Dividends Resulting from Participation in Profits
During the Reporting Period, policyholder dividends resulting from participation in profits decreased by 7.0% year-on-year. This was primarily due to a decrease in investment yield for participating products.
Underwriting and Policy Acquisition Costs
During the Reporting Period, underwriting and policy acquisition costs increased by 9.9% year- on-year. This was primarily due to business development.
Administrative Expenses
During the Reporting Period, administrative expenses increased by 7.4% year-on-year. This was primarily due to business development.
Other Operating Expenses
During the Reporting Period, other operating expenses increased by 16.6% year-on-year. This was primarily due to an increase in interest payment for accumulated dividends.

Commission File Number 001-31914
3.	Profit before Income Tax

	RMB million
	January to	January to
	June 2011	June 2010	Change

Individual life insurance business	12,340	19,144	-35.5%
Group life insurance business	268	210	27.6%
Short-term insurance business	870	773	12.5%
Other	1,449	1,476	-1.8%

Total	14,927	21,603	-30.9%

(1)	Individual Life Insurance Business
During the Reporting Period, profit before income tax of the Company in the individual life insurance business decreased by 35.5% year-on-year. This was primarily due to the influence imposed on individual life insurance segment from the decline of investment yield and increase in impairment losses caused by the fluctuation in the capital markets, and the increase of the traditional insurance contract liabilities caused by the downward slope of the “yield curve of reserve computation benchmark for insurance contracts” published on
“China Bond” website.
(2)	Group Life Insurance Business
During the Reporting Period, profit before income tax of the Company in the group life insurance business increased by 27.6% year-on-year. This was primarily due to favorable adjustment of group insurance business structure.
(3)	Short-term Insurance Business
During the Reporting Period, profit before income tax of the Company in the short- term insurance business increased by 12.5% year-on-year. This was primarily due to the optimization of short-term insurance business structure and a decrease in claims payments.

Commission File Number 001-31914
4.	Income Tax

During the Reporting Period, income tax of the Company was RMB1,853 million, a 46.9% decrease year-on-year. This was primarily due to a decrease in taxable income. Our effective tax rate for the first half of 2011 was 12.41%.

5.	Net Profit

During the Reporting Period, net profit attributable to equity holders of the Company was RMB12,964 million, a 28.1% decrease year-on-year. This was primarily due to the decline of investment yield and increase in impairment losses caused by the fluctuation in the capital markets, and the increase of the traditional insurance contract liabilities caused by the downward slope of the “yield curve of reserve computation benchmark for insurance contracts” published on “China Bond” website.

II.	Analysis of Major Financial Position Items
1.	Major Assets

	RMB million
	As at 30	As at 31
	June 2011	December 2010	Change

Investment assets	1,454,453	1,336,245	8.8%
Term deposits	499,125	441,585	13.0%
Held-to-maturity securities	242,301	246,227	-1.6%
Available-for-sale securities	567,957	548,121	3.6%
Securities at fair value through income	13,093	9,762	34.1%
Securities purchased under agreements to resell	538	—	not applicable
Cash and cash equivalents	79,531	47,854	66.2%
Loans	45,755	36,543	25.2%
Statutory deposits-restricted	6,153	6,153	—
Other assets	92,438	74,334	24.4%

Total	1,546,891	1,410,579	9.7%

Term Deposits
As at the end of the Reporting Period, term deposits increased by 13.0% from the end of 2010. This was primarily due to our increased efforts for investment in negotiated deposits.

Commission File Number 001-31914
Held-to-Maturity Securities
As at the end of the Reporting Period, held-to-maturity securities decreased by 1.6% from the end of 2010. This was primarily due to the maturity of some held-to-maturity debt securities.
Available-for-Sale Securities
As at the end of the Reporting Period, available-for-sale securities increased by 3.6% from the end of 2010. This was primarily due to an increase in the volume of available-for-sale securities.
Securities at Fair Value through Income
As at the end of the Reporting Period, securities at fair value through income increased by 34.1% from the end of 2010. This was primarily due to an increase in debt securities at fair value through income.
Cash and Cash Equivalents
As at the end of the Reporting Period, cash and cash equivalents increased by 66.2% from the end of 2010. This was primarily due to investment assets allocation and liquidity management needs.
Loans
As at the end of the Reporting Period, loans increased by 25.2% from the end of 2010. This was primarily due to an increase in the demand of policy loans and the volume of debt investment plan.
As at the end of the Reporting Period, our investment assets are categorized as below in terms of asset classes:

	RMB million
	As at 30		As at 31
	June 2011		December 2010
	Amount	Percentage	Amount	Percentage

Cash and cash equivalents	79,531	5.47%	47,854	3.58%
Term deposits	499,125	34.32%	441,585	33.05%
Bonds	628,724	43.22%	608,192	45.51%
Funds	91,886	6.32%	96,329	7.21%
Common stocks	102,738	7.06%	99,580	7.45%
Other investment forms	52,449	3.61%	42,705	3.20%

Total	1,454,453	100.00%	1,336,245	100.00%

Commission File Number 001-31914
2.	Major Liabilities

	RMB million
	As at 30	As at 31
	June 2011	December 2010	Change

Insurance contracts	1,135,613	1,018,135	11.5%
Investment contracts	70,480	70,171	0.4%
Securities sold under agreements to repurchase	48,425	23,065	110.0%
Policyholder dividends payable	49,735	52,828	-5.9%
Annuity and other insurance balances payable	11,843	8,275	43.1%
Deferred tax liabilities	7,764	11,776	-34.1%
Other liabilities	24,187	15,854	52.6%

Total	1,348,047	1,200,104	12.3%

Insurance Contracts
As at the end of the Reporting Period, liabilities of insurance contracts increased by 11.5% from the end of 2010. This was primarily due to an increase in business volume and the accumulation of insurance liabilities. As at the balance sheet date, the Company’s reserves for insurance contracts satisfied the liability adequacy testing.
Investment Contracts
As at the end of the Reporting Period, account balance of insurance contracts increased by 0.4% from the end of 2010. This was primarily due to an increase in business volume.
Securities Sold under Agreements to Repurchase
As at the end of the Reporting Period, securities sold under agreements to repurchase increased by 110.0% from the end of 2010. This was primarily due to the investment assets allocation and liquidity management needs.
Policyholder Dividends Payable
As at the end of the Reporting Period, policyholder dividends payable decreased by 5.9% from the end of 2010. This was primarily due to a decrease in investment yield for participating products and the Company making payment for policy dividends.

Commission File Number 001-31914
Annuity and Other Insurance Balances Payable
As at the end of the Reporting Period, annuity and other insurance balances payable increased by 43.1% from the end of 2010. This was primarily due to an increase in business volume and the accumulation of insurance liabilities.
Deferred Tax Liabilities
As at the end of the Reporting Period, deferred tax liabilities decreased by 34.1% from the end of 2010. This was primarily due to the increase in the unrealized loss from available-for-sale securities that causes the changeover of deferred tax liabilities.
3.	Equity Holders’ Equity
As at the end of the Reporting Period, equity holders’ equity was RMB197,051 million, a 5.6% decrease from the end of 2010. This decrease was primarily due to a decrease in the fair value of available-for-sale securities resulting from the fluctuation in the capital markets and the distribution of previous year’s cash dividends to equity holders.
III.	Analysis of Cash Flow
1.	Liquidity Sources
Our principal cash inflows come from insurance premiums, deposits from investment contracts, proceeds from sales and maturity of financial assets, and investment income. The primary liquidity concerns with respect to these cash flows are the risk of early withdrawals by contract holders and policyholders, as well as the risks of default by debtors, interest rate changes and other market volatilities. We closely monitor and manage these risks.
Our cash and bank deposits can provide us with a source of liquidity to meet normal cash outflows. As at the end of the Reporting Period, the amount of cash and cash equivalents was RMB79,531 million. In addition, substantially all of our term deposits with banks allow us to withdraw funds on deposit, subject to a penalty interest charge. As at the end of the Reporting Period, the amount of term deposits was RMB499,125 million.
Our investment portfolio also provides us with a source of liquidity to meet unexpected cash outflows. As at the end of the Reporting Period, investments in debt securities had a fair value of RMB620,915 million, and investments in equity securities had a fair value of RMB194,627 million. We are also subject to market liquidity risk due to the large size of our investments in some of the markets in which we invest. In some circumstances, some of our holdings of our investment securities may be large enough to have an influence on the market value. These factors may limit our ability to sell these investments or sell them at an adequate price.

Commission File Number 001-31914
2.	Liquidity Uses
Our principal cash outflows primarily relate to the liabilities associated with our various life insurance, annuity and accident and health insurance products, dividend and interest payments on our insurance policies and annuity contracts, operating expenses, income taxes and dividends that may be declared and paid to our equity holders. Cash outflows arising from our insurance activities primarily relate to benefit payments under these insurance products, as well as payments for policy surrenders, withdrawals and loans.
We believe that our sources of liquidity are sufficient to meet our current cash requirements.
3.	Consolidated Cash Flows

	RMB million
	January to	January to
	June 2011	June 2010	Change

Net cash inflow from operating activities	90,103	104,365	-13.7%
Net cash outflow from investment activities	(82,493)	(78,376)	5.3%
Net cash inflow/(outflow) from financing activities	24,269	(17,405)	not applicable
Foreign currency losses on cash and cash equivalents	(202)	(63)	220.6%

Net increase of cash and cash equivalents	31,677	8,521	271.8%

We have established a cash flow testing system, and conduct regular tests to monitor the cash inflows and outflows under various changing circumstances and adjust accordingly the asset portfolio to ensure sufficient sources of liquidity. During the Reporting Period, net cash inflow from operating activities decreased by 13.7% year-on-year. This was primarily due to an increase in maturity benefits. Net cash outflow from investment activities increased by 5.3% year-on-year. This was primarily due to the demand of investment management. The change of net cash inflow/(outflow) from financing activities was primarily due to the demand of liquidity management.

Commission File Number 001-31914
IV.	Solvency Ratio
The solvency ratio of an insurance company is a measure of capital adequacy, which is calculated by dividing the actual capital of the company (which is its admissible assets less admissible liabilities, determined in accordance with relevant rules) by the minimum capital it is required to meet. The following table shows our solvency ratio as at 30 June 2011:

	RMB million
	As at 30	As at 31
	June 2011	December 2010

Actual capital	104,553	123,769
Minimum capital	63,672	58,385
Solvency ratio	164.21%	211.99%
The decrease of our solvency ratio was primarily due to the fluctuation in the capital markets, the distribution of previous year’s cash dividends to equity holders and the business development of the Company.

Commission File Number 001-31914
INTERIM RESULTS6
CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
For the six months ended 30 June 2011

		Unaudited
		For the six months
		ended 30 June
		2011	2010
	Note	RMB million	RMB million

REVENUES
Gross written premiums		195,490	183,614
Less: premiums ceded to reinsurers		(124)	(90)

Net written premiums		195,366	183,524
Net change in unearned premium reserves		(517)	65

Net premiums earned		194,849	183,589

Investment income	1	30,309	24,715
Net realised gains on financial assets	2	601	6,266
Net fair value gains/(losses) through income	3	405	(369)
Other income		1,302	1,190

Total revenues		227,466	215,391

BENEFITS, CLAIMS AND EXPENSES
Insurance benefits and claims expenses
Life insurance death and other benefits		(59,403)	(36,482)
Accident and health claims and claim adjustment expenses		(3,912)	(4,290)
Increase in insurance contracts liabilities		(117,091)	(122,543)
Investment contract benefits		(965)	(1,062)
Policyholder dividends resulting from participation in profits		(5,764)	(6,195)
Underwriting and policy acquisition costs		(15,343)	(13,962)
Administrative expenses		(9,030)	(8,405)
Other operating expenses		(1,843)	(1,580)
Statutory insurance fund contribution		(357)	(339)

Total benefits, claims and expenses		(213,708)	(194,858)

[6]	The “Group” refers to China Life Insurance Company Limited and its subsidiaries in this part.

Commission File Number 001-31914
CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (CONTINUED)
For the six months ended 30 June 2011

		Unaudited
		For the six months
		ended 30 June
		2011		2010
	Note	RMB million		RMB million

Share of results of associates			1,169		1,070

Profit before income tax	4		14,927		21,603

Income tax	5		(1,853)		(3,488)

Net profit			13,074		18,115

Attributable to:
— equity holders of the Company			12,964		18,034
— non-controlling interests			110		81

Basic and diluted earnings per share	6	RMB	0.46	RMB	0.64

Other comprehensive income/(loss)
Fair value losses on available-for-sale securities			(19,541)		(26,690)
Amount transferred to net profit from other comprehensive income			(604)		(6,264)
Portion of fair value losses on available-for-sale securities allocated to participating policyholders			2,521		9,770
Share of other comprehensive loss of associates			(123)		(208)
Income tax relating to components of other comprehensive income			4,406		5,796

Other comprehensive loss for the period			(13,341)		(17,596)

Total comprehensive income/(loss) for the period			(267)		519

Attributable to:
— equity holders of the Company			(353)		452
— non-controlling interests			86		67

Commission File Number 001-31914
Note:
1	INVESTMENT INCOME

	For the six months ended 30 June
	2011	2010
	RMB million	RMB million

Debt securities	13,568	12,548
— held-to-maturity securities	5,303	5,184
— available-for-sale securities	8,101	7,329
— at fair value through income	164	35
Equity securities	4,002	4,022
— available-for-sale securities	3,965	3,995
— at fair value through income	37	27
Bank deposits	11,573	7,375
Loans	1,120	696
Securities purchased under agreements to resell	46	74

Total	30,309	24,715

For the six months ended 30 June 2011, included in investment income is interest income of RMB26,305 million (for the six months ended 30 June 2010: RMB 20,693 million) all interest is accrued using effective interest method.
The investment income from listed and unlisted debt and equity securities for the six months ended 30 June 2011 were RMB 3,344 million and RMB 14,228 million respectively (for the six months ended 30 June 2010: RMB 3,370 million and RMB 13,200 million).
2	NET REALISED GAINS ON FINANCIAL ASSETS

	For the six months ended 30 June
	2011	2010
	RMB million	RMB million

Debt securities
Net realised gains	417	436

Subtotal	417	436

Equity securities
Net realised gains	3,762	6,143
Impairment	(3,578)	(313)

Subtotal	184	5,830

Total	601	6,266

Net realised gains on financial assets are from available-for-sale securities.

Commission File Number 001-31914
During the six months ended 30 June 2011, the Group recognized impairment expense of RMB 3,578 million (for the six months ended 30 June 2010: RMB 313 million) of available-for-sale equity securities for which the Group determined that objective evidence of impairment existed.
3	NET FAIR VALUE GAINS/(LOSSES) THROUGH INCOME

	For the six months ended 30 June
	2011	2010
	RMB million	RMB million

Debt securities	(31)	132
Equity securities	181	(686)
Stock appreciation rights	255	185

Total	405	(369)

4	PROFIT BEFORE INCOME TAX

Profit before income tax is stated after charging the following:

	For the six months ended 30 June
	2011	2010
	RMB million	RMB million

Employee salary and welfare cost	3,202	2,966
Housing benefits	266	237
Contribution to the defined contribution pension plan	753	644
Depreciation and amortisation	946	872
Interest expenses on securities sold under the agreements to repurchase	143	68
Exchange loss	283	78
5	TAXATION
Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax relate to the same fiscal authority.
(a)	The amount of taxation charged to the net profit represents:

	For the six months ended 30 June
	2011	2010
	RMB million	RMB million

Current taxation — Enterprise income tax	1,459	2,488
Deferred taxation	394	1,000

Taxation charges	1,853	3,488

Commission File Number 001-31914
(b)	The reconciliation between the Group’s effective tax rate and the statutory tax rate of 25% in the PRC (For the six months ended 30 June 2010: 25%) is as follows:

			For the six months ended 30 June
			2011	2010
			RMB million	RMB million

Profit before income tax			14,927	21,603

Tax computed at the statutory tax rate			3,732	5,401
Non-taxable income	(i	)	(2,058)	(2,043)
Additional tax liability from expenses not deductible for tax purposes	(i	)	155	122
Unused tax losses			24	8

Income taxes at effective tax rate			1,853	3,488

(i)
Non-taxable income mainly includes interest income from government bonds and fund. Expenses not deductible for tax purposes mainly include commission, brokerage and donation expenses that do not meet the criteria for deduction set by relevant tax regulations.

(c)
As at 30 June 2011, deferred income taxation was calculated in full on temporary differences under the liability method using a principal taxation rate of 25%. The movements in deferred tax assets and liabilities during the period are as follows:

Deferred tax	Insurance	Investment	Others	Total
	RMB million	RMB million	RMB million	RMB million
	(i)	(ii)	(iii)

As at 1 January 2010	(8,531)	(8,482)	653	(16,360)
(Charged) to net profit	(536)	(189)	(276)	(1,001)
(Charged)/credited to other comprehensive income
— Available-for-sale securities	—	8,238	—	8,238
— Portion of fair value gains on available-for-sale securities allocated to participating policyholders	(2,442)	—	—	(2,442)

Subtotal
	(2,442)	8,238	—	5,796

As at 30 June 2010	(11,509)	(433)	377	(11,565)

As at 1 January 2011	(11,131)	(1,502)	857	(11,776)
(Charged)/credited to net profit	(674)	628	(348)	(394)
(Charged)/credited to other comprehensive income
— Available-for-sale securities	—	5,036	—	5,036
— Portion of fair value losses on available-for-sale securities allocated to participating policyholders	(630)	—	—	(630)

Subtotal
	(630)	5,036	—	4,406

As at 30 June 2011	(12,435)	4,162	509	(7,764)

Commission File Number 001-31914

(i)
The deferred tax liability brought forward as at 1 January 2010 arising from the insurance category represented mainly the tax impact related to the change of long term insurance contracts liabilities at 31 December 2008 as a result of the first time adoption of IFRS in 2009. Change during the six months ended 30 June 2011 was mainly related to the temporary difference of short duration insurance contracts liabilities and policyholder dividend payables.

(ii)
The deferred tax arising from the investment category is mainly related to the temporary difference of unrealised gains/(losses) of available-for-sale securities and securities at fair value through income.

(iii)	The deferred tax arising from the other category is mainly related to the temporary difference of employee salary and welfare cost payables.
(d)	The analysis of deferred tax assets and deferred tax liabilities is as follows:

	As at	As at
	30 June 2011	31 December 2010
	RMB million	RMB million

Deferred tax assets:
— deferred tax assets to be recovered after more than 12 months	5,031	3,217
— deferred tax assets to be recovered within 12 months	659	617

Subtotal	5,690	3,834

Deferred tax liabilities:
— deferred tax liabilities to be settled after more than 12 months	(13,106)	(15,262)
— deferred tax liabilities to be settled within 12 months	(348)	(348)

Subtotal	(13,454)	(15,610)

Total net deferred income tax liabilities	(7,764)	(11,776)

6	EARNINGS PER SHARE
There is no difference between basic and diluted earnings per share. The basic and diluted earnings per share for the six months ended 30 June 2011 are based on the weighted average number of 28,264,705,000 ordinary shares (For the six months ended 30 June 2010: 28,264,705,000).

Commission File Number 001-31914
CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at 30 June 2011

	Unaudited	Audited
	As at	As at
	30 June	31 December
	2011	2010
	RMB million	RMB million

ASSETS
Property, plant and equipment	19,282	18,946
Investments in associates	21,938	20,892
Held-to-maturity securities	242,301	246,227
Loans	45,755	36,543
Term deposits	499,125	441,585
Statutory deposits-restricted	6,153	6,153
Available-for-sale securities	567,957	548,121
Securities at fair value through income	13,093	9,762
Securities purchased under agreements to resell	538	—
Accrued investment income	23,730	18,193
Premiums receivable	13,466	7,274
Reinsurance assets	863	830
Other assets	13,159	8,199
Cash and cash equivalents	79,531	47,854

Total assets	1,546,891	1,410,579

Commission File Number 001-31914
CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION (CONTINUED)
As at 30 June 2011

	Unaudited	Audited
	As at	As at
	30 June	31 December
	2011	2010
	RMB million	RMB million

LIABILITIES AND EQUITY
Liabilities
Insurance contracts	1,135,613	1,018,135
Investment contracts	70,480	70,171
Securities sold under agreements to repurchase	48,425	23,065
Policyholder dividends payable	49,735	52,828
Annuity and other insurance balances payable	11,843	8,275
Premiums received in advance	1,710	1,880
Other liabilities	22,254	13,746
Deferred tax liabilities	7,764	11,776
Current income tax liabilities	13	34
Statutory insurance fund	210	194

Total liabilities	1,348,047	1,200,104

Equity
Share capital	28,265	28,265
Reserves	90,563	100,512
Retained earnings	78,223	79,933

Attributable to equity holders of the Company	197,051	208,710

Non-controlling interests	1,793	1,765

Total equity	198,844	210,475

Total liabilities and equity	1,546,891	1,410,579

Commission File Number 001-31914
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
For the six months ended 30 June 2011

	Unaudited
	Attributable to shareholders of the Company
			Retained	Non-controlling
	Share capital	Reserves	earnings	interests	Total
	RMB million	RMB million	RMB million	RMB million	RMB million

As at 1 January 2010	28,265	102,787	80,020	1,704	212,776

Net profit	—	—	18,034	81	18,115

Other comprehensive loss for the period	—	(17,582)	—	(14)	(17,596)

Total comprehensive income/(loss)	—	(17,582)	18,034	67	519

Transactions with owners
Appropriation to reserve	—	7,192	(7,192)	—	—
Dividends paid	—	—	(19,785)	—	(19,785)
Dividends to non-controlling interests	—	—	—	(111)	(111)

Total transactions with owners	—	7,192	(26,977)	(111)	(19,896)

As at 30 June 2010	28,265	92,397	71,077	1,660	193,399

As at 1 January 2011	28,265	100,512	79,933	1,765	210,475

Net profit	—	—	12,964	110	13,074

Other comprehensive loss for the period	—	(13,317)	—	(24)	(13,341)

Total comprehensive income/(loss)	—	(13,317)	12,964	86	(267)

Transactions with owners
Appropriation to reserve	—	3,368	(3,368)	—	—
Dividends paid	—	—	(11,306)	—	(11,306)
Dividends to non-controlling interests	—	—	—	(58)	(58)

Total transactions with owners	—	3,368	(14,674)	(58)	(11,364)

As at 30 June 2011	28,265	90,563	78,223	1,793	198,844

Commission File Number 001-31914
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW
For the six months ended 30 June 2011

	Unaudited
	For the six months
	ended 30 June
	2011	2010
	RMB million	RMB million

Net cash inflow from operating activities	90,103	104,365

Net cash outflow from investing activities	(82,493)	(78,376)

Net cash inflow/(outflow) from financing activities	24,269	(17,405)

Foreign currency losses on cash and cash equivalents	(202)	(63)

Net increase in cash and cash equivalents	31,677	8,521

Cash and cash equivalents
Beginning of period	47,854	36,197

End of period	79,531	44,718

Analysis of balance of cash and cash equivalents
Cash at bank and in hand	71,124	37,908
Short-term bank deposits	8,407	6,810

Commission File Number 001-31914
SEGMENT INFORMATION
1	Operating segments
The Group operates in four operating segments:
(i)	Individual life insurance business (Individual life)

Individual life insurance business relates primarily to the sale of long-term life insurance contracts and universal life contracts which are mainly term life, whole life, endowment and annuity products, to individuals and assumed individual reinsurance contracts.

(ii)	Group life insurance business (Group life)

Group life insurance business relates primarily to the sale of long-term life insurance contracts and investment contracts, which are mainly term life, whole life and annuity products, to group entities.

(iii)	Short-term insurance business (Short-term)

Short-term insurance business relates primarily to the sale of short-term insurance contracts, which are mainly the short-term accident and health insurance contracts.

(iv)	Corporate and other business (Corporate and other)

Corporate and other business relates primarily to income and allocated cost of insurance agency business in respect of the provision of services to CLIC, share of results of associates, income and expenses of subsidiaries, unallocated income and expenditure of the Group.

2	Allocation basis of income and expenses
Investment income, net realised gains or losses on financial assets, net fair value gains or losses through income and foreign exchange losses within other operating expenses are allocated among segments in proportion to each respective segment’s average liabilities of insurance contracts and investment contracts at the beginning and end of the period. Administrative expenses and certain other operating expenses are allocated among segments in proportion to the unit cost of respective products in the different segments. Except for amounts arising from investment contracts which can be allocated to the corresponding segments above, other income and other operating expenses are presented in the “Corporate & Other” segment directly. Income tax is not allocated.
3	Allocation basis of assets and liabilities
Financial assets and securities sold under agreements to repurchase are allocated among segments in proportion to each respective segment’s average liabilities of insurance contracts and investment contracts at the beginning and end of the period. Insurance liabilities are presented under the respective segments. The remaining assets and liabilities are not allocated.

Commission File Number 001-31914

	For the six months ended 30 June 2011
	Individual	Group	Short-	Corporate
	life	life	term	& other	Elimination	Total
	(RMB million)

Revenues
Gross written premiums	186,858	299	8,333	—	—	195,490
— Term Life	949	233	—	—	—
— Whole Life	18,506	49	—	—	—
— Endowment	144,437	—	—	—	—
— Annuity	22,966	17	—	—	—
Net premiums earned	186,846	298	7,705	—	—	194,849
Investment income	28,398	1,476	247	188	—	30,309
Net realised gains/(losses) on financial assets	622	32	5	(58)	—	601
Net fair value gains through income	376	20	3	6	—	405
Other income	217	78	—	1,355	(348)	1,302
Including: inter-segment revenue	—	—	—	348	(348)	—

Segment revenues	216,459	1,904	7,960	1,491	(348)	227,466

Benefits, claims and expenses
Insurance benefits and claims
Life insurance death and other benefits	(59,222)	(181)	—	—	—	(59,403)
Accident and health claims and claim adjustment expenses	—	—	(3,912)	—	—	(3,912)
Increase in insurance contracts liabilities	(117,020)	(71)	—	—	—	(117,091)
Investment contract benefits	(917)	(48)	—	—	—	(965)
Policyholder dividends resulting from participation in profits	(5,383)	(381)	—	—	—	(5,764)
Underwriting and policy acquisition costs	(13,654)	(40)	(1,505)	(144)	—	(15,343)
Administrative expenses	(6,637)	(191)	(1,307)	(895)	—	(9,030)
Other operating expenses	(994)	(716)	(309)	(172)	348	(1,843)
Including: Inter-segment expenses	(328)	(17)	(3)	—	348	—

Statutory insurance fund contribution	(292)	(8)	(57)	—	—	(357)

Segment benefits, claims and expenses	(204,119)	(1,636)	(7,090)	(1,211)	348	(213,708)

Share of results of associates	—	—	—	1,169	—	1,169

Segment results	12,340	268	870	1,449	—	14,927

Income tax						(1,853)

Net profit						13,074

Unrealised losses from Available-for-sale securities included in equity holder’s equity	(12,485)	(649)	(109)	(74)	—	(13,317)

Depreciation and amortisation	745	21	149	31	—	946

Commission File Number 001-31914

	For the six months ended 30 June 2010
	Individual	Group	Short-	Corporate
	life	life	term	& other	Elimination	Total
	(RMB million)

Revenues
Gross written premiums	175,520	283	7,811	—	—	183,614
— Term Life	778	196	—	—	—
— Whole Life	18,308	71	—	—	—
— Endowment	131,872	—	—	—	—
— Annuity	24,562	16	—	—	—
Net premiums earned	175,504	281	7,804	—	—	183,589
Investment income	22,976	1,410	232	97	—	24,715
Net realised gains on financial assets	5,814	357	59	36	—	6,266
Net fair value losses through income	(341)	(21)	(3)	(4)	—	(369)
Other income	124	163	—	1,203	(300)	1,190

Including: inter-segment revenue	—	—	—	300	(300)	—

Segment revenues	204,077	2,190	8,092	1,332	(300)	215,391

Benefits, claims and expenses
Insurance benefits and claims
Life insurance death and other benefits	(36,300)	(182)	—	—	—	(36,482)
Accident and health claims and claim adjustment expenses	—	—	(4,290)	—	—	(4,290)
Increase in insurance contracts liabilities	(122,460)	(83)	—	—	—	(122,543)
Investment contract benefits	(1,001)	(61)	—	—	—	(1,062)
Policyholder dividends resulting from participation in profits	(5,728)	(467)	—	—	—	(6,195)
Underwriting and policy acquisition costs	(12,578)	(48)	(1,266)	(70)	—	(13,962)
Administrative expenses	(5,794)	(342)	(1,498)	(771)	—	(8,405)
Other operating expenses	(755)	(778)	(262)	(85)	300	(1,580)
Including: Inter-segment expenses	(280)	(17)	(3)	—	300	—
Statutory insurance fund contribution	(317)	(19)	(3)	—	—	(339)

Segment benefits, claims and expenses	(184,933)	(1,980)	(7,319)	(926)	300	(194,858)

Share of results of associates	—	—	—	1,070	—	1,070

Segment results	19,144	210	773	1,476	—	21,603

Income tax						(3,488)

Net profit						18,115

Unrealised losses from Available-for-sale securities included in equity holder’s equity	(16,339)	(1,003)	(165)	(75)	—	(17,582)

Depreciation and amortisation	652	39	161	20	—	872

Commission File Number 001-31914
EMBEDDED VALUE
Summary of Results
The embedded value as at 30 June 2011, and the value of one year’s sales for the 12 months to 30 June 2011, and their corresponding results in 2010 are shown below.
Table 1
Components of Embedded Value and Value of One Year’s Sales

	RMB million
	30 June	31 Dec
ITEM	2011	2010

A Adjusted Net Worth	125,829	144,655
B Value of In-Force Business before Cost of Solvency Margin	202,352	183,008
C Cost of Solvency Margin	(31,688)	(29,564)
D Value of In-Force Business after Cost of Solvency Margin (B+C)	170,664	153,444
E Embedded Value (A + D)	296,493	298,099
F Value of One Year’s Sales before Cost of Solvency Margin	24,437	23,726
G Cost of Solvency Margin	(3,931)	(3,887)
H Value of One Year’s Sales after Cost of Solvency Margin (F + G)	20,506	19,839

Note:	Taxable income is based on earnings calculated using solvency reserves.
The value of half year’s sales for the six months ended 30 June 2011 and for the corresponding period of last year:
Table 2
Components of Value of Half Year’s Sales

	RMB million
	30 June	30 June
ITEM	2011	2010

A Value of Half Year’s Sales before Cost of Solvency Margin	14,336	13,635
B Cost of Solvency Margin	(2,150)	(2,087)
C Value of Half Year’s Sales after Cost of Solvency Margin (A + B)	12,186	11,548

Note:	1)	Taxable income is based on earnings calculated using solvency reserves.

2)
The value of half year’s sales is defined as the discounted value of the projected stream of future after-tax distributable profits for the half year’s sales in the six months immediately preceding the valuation date.

Commission File Number 001-31914
MOVEMENT ANALYSIS
The following analysis tracks the movement of the embedded value from the start to the end of the Reporting Period.
Table 3
Analysis of Embedded Value Movement in the First Half Year of 2011

ITEM	RMB million

A Embedded Value at Start of Year	298,099
B Expected Return on Embedded Value	13,687
C Value of New Business in the Period	12,186
D Operating Experience Variance	4,751
E Investment Experience Variance	(14,025)
F Methodology, Model Changes	352
G Market Value Adjustment	(6,279)
H Exchange Gains or Losses	(282)
I Shareholder Dividend Distribution	(11,306)
J Other	(690)
K Embedded Value as at 30 June 2011 (sum A through J)	296,493

Notes:	1)	Numbers may not be additive due to rounding.

	2)	Items B through J are explained below:

B
Reflects unwinding of the opening value of in-force business and value of new business sales in the first half year of 2011 plus the expected return on investments supporting the 2011 opening net worth.

	C	Value of new business sales in the first half year of 2011.

	D	Reflects the difference between actual experience in the first half year of 2011 (including lapse, mortality, morbidity, and expense etc.) and the assumptions.

	E	Compares actual with expected investment returns during the first half year of 2011.

	F	Reflects the effect of projection method and model enhancements.

	G	Change in the market value adjustment from the beginning of year 2011 to 30 June 2011, and other related adjustments.

	H	Reflect the gains or losses due to change in exchange rate.

	I	Reflects dividends distributed to shareholders during the year of 2011.

	J	Other miscellaneous items.

Commission File Number 001-31914
SENSITIVITY TESTING
Sensitivity testing was performed using a range of alternative assumptions. In each of the sensitivity tests, only the assumption referred to was changed, with all other assumptions remaining unchanged. The results are summarized below.

Table 4 Sensitivity Results

	RMB million
	VALUE OF	VALUE OF
	IN-FORCE BUSINESS	ONE YEAR'S SALES
	AFTER COST OF	AFTER COST OF
	SOLVENCY MARGIN	SOLVENCY MARGIN

Base case scenario	170,664	20,506
1. Risk discount rate of 11.5%	161,987	19,437
2. Risk discount rate of 10.5%	179,993	21,652
3. 10% increase in investment return	202,182	23,560
4. 10% decrease in investment return	139,589	17,586
5. 10% increase in expenses	168,137	18,665
6. 10% decrease in expenses	173,186	22,347
7. 10% increase in mortality rate for non-annuity products and 10% decrease in mortality rate for annuity products	168,937	20,440
8. 10% decrease in mortality rate for non-annuity products and 10% increase in mortality rate for annuity products	172,415	20,572
9. 10% increase in lapse rates	169,422	20,432
10. 10% decrease in lapse rates	171,950	20,574
11. 10% increase in morbidity rates	168,784	20,432
12. 10% decrease in morbidity rates	172,561	20,581
13. 10% increase in claim ratio of short term business	170,335	19,906
14. 10% decrease in claim ratio of short term business	170,992	21,106
15. Solvency margin at 150% of statutory minimum	155,557	18,507
16. Taxable income based on accounting profit in accordance to “the Provisions on the Accounting Treatment Related to Insurance Contracts”	169,278	20,817

	Adjusted Net Worth
Base Case Scenario	125,829
17. Taxable income based on accounting profit in accordance to “the Provisions on the Accounting Treatment Related to Insurance Contracts”	118,032

Note:	Taxable income is based on earnings calculated using solvency reserves for Scenarios 1 to 15.

Commission File Number 001-31914
CORPORATE GOVERNANCE
In the first half of 2011, the Company adhered strictly to the regulatory requirements and listing rules of its listed jurisdictions, and adopted effective measures to improve the efficiency of the Board of Directors, strengthen the communication with its investors, standardize and upgrade the information disclosure system and workflow, and increase the transparency of its business operations so as to ensure that investors, especially small and medium-sized investors, have an equal access to the Company’s information.
For the Reporting Period, the Company complied with all the code provisions under the Code on Corporate Governance Practices as set out in Appendix 14 of the Rule Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).
DIVIDEND
The Company will not declare an interim dividend for the Reporting Period.
PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S SECURITIES
For the Reporting Period, the Company and its subsidiaries have not purchased, sold or redeemed any of the Company’s listed securities.
COMPLIANCE WITH THE CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS AND SUPERVISORS OF THE COMPANY
The Board has established written guidelines on no less exacting terms than the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 of the Listing Rules (the “Model Code”) for directors and supervisors in respect of their dealings in the securities of the Company. After making specific inquiries to all the directors and supervisors of the Company, they have confirmed that they had complied with the Model Code and the Company’s own guidelines during the period from 1 January 2011 to 30 June 2011.
REVIEW OF ACCOUNTS
The Audit Committee together with external auditors engaged by the Company has reviewed the unaudited consolidated financial statements of the Company for the six months ended 30 June 2011.

Commission File Number 001-31914
PUBLICATION OF INTERIM REPORT
The Company’s interim report will be published on the Company’s website (http://www.e-chinalife.com) and the website of The Stock Exchange of Hong Kong Limited (http://www.hkexnews.hk) in due course.
This announcement is published in both English and Chinese languages. Should there be any inconsistency between the Chinese and English versions, the Chinese version shall prevail.
As at the date of this announcement, the Directors of the Company are as follows:

Executive Directors:	Mr. Yuan Li, Mr. Wan Feng, Mr. Lin Dairen, Ms. Liu Yingqi
Non-executive Directors:	Mr. Miao Jianmin, Mr. Shi Guoqing, Ms. Zhuang Zuojin
Independent Non-executive Directors:	Mr. Ma Yongwei, Mr. Sun Changji, Mr. Bruce Douglas Moore,
Mr. Anthony Francis Neoh

By Order of the Board of
CHINA LIFE INSURANCE COMPANY LIMITED Yuan Li
Chairman
Beijing, China, 23 August 2011